NeighborCare, Inc.

601 East Pratt Street

Baltimore, MD 21202

(410) 528-7300

August 4, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC  20549

Re:                               NeighborCare, Inc.

Form 10-K for the fiscal year ended September 30, 2004

File No. 000-33217

Dear Mr. Rosenberg:

This letter sets forth the response of NeighborCare, Inc. (the “Company” or “we” or “our”) to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated July 21, 2005.  The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

We would like to bring to your attention that on July 28, 2005, we filed a Form 15 with the Commission terminating the registration of our Common Stock and Senior Subordinated Notes due 2013.  The Form 15 was filed in connection with Omnicare’s purchase of all of our outstanding common stock, after which we became a wholly-owned subsidiary of Omnicare.  As a result, we will no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

Item 1:  Business

1.               We believe your disclosures regarding “Revenue Sources” could be improved as it related to collecting co-payments.  Please tell us your policy for collecting co-payments.

Company Response:

Co-payments are considered revenues from “self-pay patients” which refers to patients who fund their own prescription benefits.  When our service is performed and/or product delivered, we invoice the patient for the portion of the invoice that their insurance carrier determines is payable by the patient.  That invoice is then subject to the “Aging Method” of evaluating doubtful accounts which is described in our Form 10-K under “Significant Accounting Policies” and to the collection process outlined in our response to your comment #4 below.

Item 7:  Management’s Discussion and Analysis of Operations and Financial Condition Results of Operations

Reasons for Non-GAAP Financial Disclosure, page 44

2.               Please refer to your disclosure of the non-GAAP financial measures EBITDA and EBITDA as a % of net revenue in Selected Financial Data and EBITDA in your discussion of Segment Results.  The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings.  While the acceptability of non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate.  In addition, we note that the items you exclude have the following attributes.

•                  There is a past pattern of these items occurring in each reporting period;

•                  The financial impact of these items will not disappear or become immaterial in the future; and

•                  There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management’s assertions as the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10(e) of Regulation S-K.  Please refer to Questions 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfag.htm that we issued on June 13, 2003.  Please explain to us how your disclosure complies with Item 10(e) of Regulation S-K.

Company Response:

We feel that our disclosure of EBITDA as a non-GAAP financial measure is compliant with Item 10(e) of Regulation SK as a result of the following:

a.               Comparable GAAP financial measures are presented with equal prominence in the tables and discussions to EBITDA;

b.              For each reference of EBITDA, a reconciliation to the most comparable GAAP financial measure is included and disclosed;

c.               We have disclosed our reasons for including the non-GAAP financial measure of EBITDA in “Reasons for non-GAAP Financial Disclosure;” and

d.              We do not exclude any non-recurring items in an attempt to smooth earnings.

We are required by the investor community and the provisions of our debt covenants to provide earnings amounts based upon EBITDA.  To assist such users of our financial statements in calculating EBITDA, we provide our calculation of EBITDA in our periodic filings.

3.               Further, you disclose that you use EBITDA as a financial measure to assess the performance of your business and operating segments.  Please tell us why EBITDA is disclosed as an operating segment financial measure in MD&A and not in Note 19, Segment Information.  Please explain to us how you plan to correct this inconsistency.

Company Response:

Internally we measure the performance of our operating segments using operating income and EBITDA and such results are included in our discussions of the results of operations of our operating segments in MD&A, and are presented for additional analysis.  We present operating income as our reported measure of the performance of our operating segments in the notes to our consolidated financial statements, which is a measure used by our chief operating decision maker for purposes of assessing the profitability of the segment and assigning resources to the segment. We considered paragraph 30 of SFAS No. 131 and believe that operating income is determined in accordance with the measurement principles most consistent with our consolidated financial statements. Quarterly we evaluate the requirements of SFAS 131 in conjunction with our management reporting and internal evaluation process.

Liquidity and Capital Resources, page 51

4.               Please provide us information in disclosure-type format to help us evaluate the adequacy of your disclosure of the steps  you take in collection accounts receivable when a receivable is recorded as a bad debt and when a write off is recorded including the threshold (amount and age) for account balance write-offs.

Company Response:

Our accounts receivable consist of amounts due from patients, private third-party insurers, long-term care facilities or federal reimbursement programs (Medicare/Medicaid).  Amounts billed to private third-party insurers and Medicaid are subject to the timely filing requirements of the particular program.

Should our billings to the state not meet the timely-filing requirements, the amount is written off as uncollectible.  We specifically identify Medicare/Medicaid claims that remain un-reimbursed by a review of those accounts’ aging.

For all other billings, we review the accounts agings to determine if the specific accounts are in need of investigation.  We begin reserving our accounts receivable balances for uncollectibility when their agings exceed 90 days.  Our reserve is applied using increasing percentages based upon the aging such that any account not in litigation whose aging exceeds 1 year is reserved at least 90% and any account exceeding two years is fully reserved for collectibility.  Typically, when an account’s aging exceeds 180 days and there are no subjective circumstances related to the collectibility of the account, the account is referred to a third-party collection agency for further collection efforts.  Should the collection agency recommend that the account is uncollectible, we will ensure that the account is written off in full.

Consolidation Financial Statements, page F-1

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition/Contractual Allowances, page 55

5.               We believe that your disclosures as it relates to contractual adjustments and receivables could be improved.  Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.               For each period presented, provide the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.  For example, for the fiscal year ended 2004, this amount would represent the amount of the difference between the 2003 estimates of contractual adjustments recorded for unsettled amounts of the actual settlement amount (or new estimate if not settled) recorded during 2004.

b.              Please quantify the reasonably possible effects that a change in estimate of contractual adjustments on unsettled amounts as of the latest balance sheet date could have on financial position and operations.

c.               Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc) or some other reasonable presentation.  At a minimum, indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed Care and Other, Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, clarify how this affects your ability to estimate your allowance for bad debts.

d.              If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending) that are classified outside of self-pay, explain why this classification why this classification is appropriate.  In addition, please explain the balances of such amounts, where they have been classified in your aging buckets (by age and payor classification), and the historical percentage of amounts that get reclassified into self-pay.

Company Response:

a. In addressing this comment, it is helpful for us to review with the Staff our method of adjusting for and estimating contractual allowances.  Our billings to certain payors (Medicaid and Third-Party) are billed using “usual and customary” charges. Typically, we receive payments from Medicaid and Third-Party payors equal to the lower of usual and customary or contracted amounts.  This resulting difference is known as a contractual adjustment.

Contractual adjustments are recorded based upon historical 60-day average collection rates (cash versus billing).  We estimate the contractual adjustment on current month’s revenue based upon the trailing 60-day average actual contractual rates.    Uncollected accounts receivable from prior periods are also reserved for contractual adjustment using the current (60-day average rate)_contractual rate.

The following table represents our contractual reserve percentage of Medicaid and Third Party receivables for each of the six fiscal quarters prior to September 30, 2004:

Q3 FY 03	20.3%
Q4 FY 03	19.1%
Q1 FY 04	20.1%
Q2 FY 04	20.4%
Q3 FY 04	19.0%
Q4 FY 04	19.4%

b. As of September 30, 2004, a 1% change in our estimate of contractual adjustments would have resulted in a $1.1 million change to our statement of financial position and statement of operations.

c. The following table summarizes our trade accounts receivable (net of contractual adjustments and allowances for doubtful accounts) agings by payor (in thousands) which are aged as of the initial service date at September 30, 2004:

PAYOR TYPE	CURRENT	31-60	61-90	91-120	121- 150	151- 180	181- 365	366- 730	> 730	Total A/R
Facility	48,575	13,398	10,082	5,842	4,355	3,049	7,489	3,969	2,248	99,006
Private Pay	16,264	1,897	3,682	2,316	1,643	1,205	3,394	2,088	374	32,862
Medicaid	31,794	8,878	3,281	2,394	1,369	1,603	3,755	1,594	306	54,974
Medicare B	1,336	798	576	782	251	570	655	251	81	5,299
Third Party	14,743	7,178	3,068	1,816	756	1,564	3,509	1,129	(38)	33,725
Litigation	64	65	49	55	48	45	231	244	(31)	770
Total	112,776	32,213	20,737	13,205	8,421	8,037	19,033	9,274	2,940	226,636

d. At September 30, 2004 all of our amounts that were pending third-party payor approval were classified as private pay (self pay).

*  *  *  *

Based upon the responses provided herein in regard to the Commission’s comments to the Company’s Form 10-K for the fiscal year ended September 30, 2004, I believe the Company has satisfied the Commission’s request.

Additionally, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in response do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any additional comments or questions, please contact me at (410) 528-7300.

Very truly yours,

/s/ Richard W. Hunt

Richard W. Hunt
Senior Vice President and
Chief Financial Officer